Exhibit 99.2

FOR IMMEDIATE RELEASE

Adhoc: MorphoSys to Acquire Constellation Pharmaceuticals and Enter into Strategic Funding Partnership with Royalty Pharma

Planegg/Munich, Germany and Cambridge, Mass. – June 2, 2021 – MorphoSys AG (FSE: MOR; Nasdaq: MOR) (“MorphoSys”), announces today that it has entered into a definitive agreement with Constellation Pharmaceuticals (Nasdaq: CNST) (“Constellation”) whereby MorphoSys will acquire Constellation for $34.00 per share in cash, which represents a total equity value of $1.7 billion. The transaction has been unanimously approved by the management board (Vorstand) and the supervisory board (Aufsichtsrat) of MorphoSys, as well as the Board of Directors of Constellation and is expected to close in the third quarter of 2021.

MorphoSys also announced that it has entered into a long-term strategic funding partnership and with Royalty Pharma plc (Nasdaq: RPRX) (“Royalty Pharma”) (together with the Constellation transaction, the “Transactions”). The terms of the agreement between MorphoSys and Royalty Pharma provide for the following, under certain conditions and upon closing of the transaction with Constellation:

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$1.425 Billion Upfront Payment: Royalty Pharma will make a $1.425 billion upfront payment to MorphoSys, supporting its growth strategy. The proceeds will be used to support the financing of the Constellation transaction and development of the combined pipeline.

•	$350 Million Development Funding Bonds: Royalty Pharma will provide MorphoSys with access to up to $350 million in Development Funding Bonds with the flexibility to draw over a one-year period.

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Milestone Payments: Royalty Pharma will make additional payments of up to $150 million to MorphoSys upon reaching clinical, regulatory and commercial milestones for otilimab, gantenerumab and pelabresib (CPI-0610).

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Royalties: Royalty Pharma will have the rights to receive 100% of MorphoSys’ royalties on net sales of Tremfya®, 80% of future royalties and 100% of future milestone payments on otilimab, 60% of future royalties on gantenerumab, and 3% on future net sales of Constellation’s clinical stage assets (pelabresib and CPI-0209).

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Equity Investment: After completion of the transaction and subject to the required approvals of the management board (Vorstand) and the supervisory board (Aufsichtsrat) of MorphoSys, Royalty Pharma is expected to invest $100 million in a cash capital increase of MorphoSys under an authorization to exclude subscription rights of existing shareholders. The new MorphoSys shares will be listed on the Frankfurt Stock Exchange.

Constellation is a clinical-stage biopharmaceutical company using its expertise in epigenetics to discover and develop novel therapeutics that address serious unmet medical needs in patients with various forms of cancer. Constellation’s two lead product candidates, pelabresib, a BET inhibitor, and CPI-0209, a second-generation EZH2 inhibitor, are in mid- to late-stage clinical trials and have broad therapeutic potential to offer meaningful benefits to patients with various hematological and solid tumors. Pelabresib has the potential to be a first- and best-in-class BET inhibitor and is currently in Phase 3 clinical trials for myelofibrosis, a bone marrow cancer that disrupts the body’s normal production of blood cells. CPI-0209 is currently in Phase 2 with best-in-class potential for treating hematological and solid tumors. Constellation’s pipeline also includes numerous preclinical compounds.

The acquisition accelerates MorphoSys’ strategy to grow through proprietary drug development and commercialization. Constellation’s lead product candidates, pelabresib and CPI-0209, have broad potential, with expected approvals across a range of oncology indications in the coming years. Constellation’s lead compounds fit well with MorphoSys’ proven clinical development, regulatory and commercial capabilities, and MorphoSys is well positioned to rapidly advance and unlock the potential of the Constellation portfolio. Royalty Pharma’s strategic partnership will fuel the expansion of the combined company’s capabilities to help accelerate the development, approval and commercial reach of breakthrough cancer treatments. This long-term commitment will help deliver significant value to all stakeholders.

Transaction Details

Under the terms of the merger agreement, an indirect wholly-owned subsidiary of MorphoSys will promptly commence a tender offer to acquire all of the outstanding shares of Constellation’s common stock at a price of $34.00 per share in cash. Following successful completion of the tender offer, MorphoSys will acquire all remaining shares not tendered in the offer through a second step merger at the same price as in the tender offer.

MorphoSys plans to pay all-cash consideration for the transaction. The tender offer is not subject to a financing condition.

The purchase price of $34.00 per share in cash represents a premium of approximately 70% to Constellation’s volume-weighted average price for the last five trading days.

Consummation of the tender offer is subject to various conditions including a minimum tender of at least a majority of outstanding Constellation shares, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the receipt of any approvals or clearances required to be obtained under the applicable antitrust laws, and other customary conditions. The transaction is expected to close in the third quarter of 2021.

Following close, MorphoSys will remain headquartered in Munich, Germany, and will maintain a significant commercial and R&D presence in Boston, Massachusetts.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies which are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis – became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma.

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 600 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

About Constellation

Constellation Pharmaceuticals is a clinical-stage biopharmaceutical company developing novel therapeutics that selectively modulate gene expression to address serious unmet medical needs in patients with cancer. The Company has a deep understanding of how epigenetic and chromatin modifications in cancer cells and in the tumor and immune microenvironment play a fundamental role in driving disease progression and drug resistance. Constellation is driving development of the BET inhibitor pelabresib for the treatment of myelofibrosis as well as the EZH2 inhibitor CPI-0209 for the treatment of advanced malignancies. The Company is also applying its broad research and development capabilities to explore other novel targets that directly and indirectly impact gene expression to fuel a sustainable pipeline of innovative small-molecule product candidates.

About Royalty Pharma

Founded in 1996, Royalty Pharma is the largest buyer of biopharmaceutical royalties and a leading funder of innovation across the biopharmaceutical industry, collaborating with innovators from academic institutions, research hospitals and not-for-profits through small- and mid-cap biotechnology companies to leading global pharmaceutical companies. Royalty Pharma has assembled a portfolio of royalties which entitles it to payments based directly on the top-line sales of many of the industry’s leading therapies. Royalty Pharma funds innovation in the biopharmaceutical industry both directly and indirectly - directly when it partners with companies to co-fund late-stage clinical trials and new product launches in exchange for future royalties, and indirectly when it acquires existing royalties from the original innovators. Royalty Pharma’s current portfolio includes royalties on more than 45 commercial products, including AbbVie and J&J’s Imbruvica, Astellas and Pfizer’s Xtandi, Biogen’s Tysabri, Gilead’s Trodelvy, Merck’s Januvia, Novartis’ Promacta, and Vertex’s Kalydeco, Orkambi, Symdeko and Trikafta, and five development-stage product candidates.

Additional Information and Where to Find it

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Constellation Pharmaceuticals Inc. (“Constellation”), nor is it a substitute for any tender offer materials that MorphoSys AG (“MorphoSys”), or Constellation will file with the SEC. A solicitation and an offer to buy shares of Constellation will be made only pursuant to an offer to purchase and related materials that MorphoSys intends to file with the SEC. At the time the tender offer is commenced, MorphoSys will file a Tender Offer Statement on Schedule TO with the SEC, and Constellation will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CONSTELLATION’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Constellation at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting MorphoSys or Constellation. Free copies of these materials and certain other offering documents will be made available by MorphoSys by mail to MorphoSys AG., Semmelweisstrasse 7, 82152 Planegg, Germany, attention: Investor Relations, by phone at 49 (0)89 / 899 27 179, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Constellation will be available free of charge under the “Investors” section of Constellation’s internet website at https://ir.constellationpharma.com/investor-relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Constellation and MorphoSys file periodic reports and other information with the SEC. MorphoSys’ and Constellation’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to MorphoSys, Constellation and the acquisition of Constellation by MorphoSys (the “Transaction”) that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the Transaction and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the ability of MorphoSys to advance Constellation’s product pipeline, including pelabresib (CPI-0610) and CPI-0209, FSI-174 and FSI-189; regulatory approval of pelabresib (CPI-0610) and CPI-0209 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the Transaction; the expected timing of the completion of the Transaction; the expected plans for financing the Transaction (including the strategic partnership and financing collaboration with Royalty Pharma); the ability to complete the Transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Constellation’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the parties’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, Form 20-F, and Form 6-K as well as the Schedule 14D-9 to be filed by Constellation and the Schedule TO and related tender offer documents to be filed by MorphoSys and MorphoSys Development, Inc., an indirect wholly owned subsidiary of MorphoSys. All forward-looking statements are based on information currently available to MorphoSys and Constellation, and MorphoSys and Constellation assume no obligation and disclaim any intent to update any such forward-looking statements.

Contact

Dr. Julia Neugebauer

Senior Director

Tel: +49 (0)89 / 899 27 179

julia.neugebauer@MorphoSys.com

Myles Clouston

Senior Director

Tel: +1 857-772-0240

myles.clouston@MorphoSys.com